October 19, 2018

Joseph Gaspar
Chief Financial Officer
Elbit Systems Ltd.
Advanced Technology Center
P.O. Box 539
Haifa 3100401 Israel

       Re: Elbit Systems Ltd.
           Form 20-F for the Year Ended December 31, 2017
           Form 6-K furnished August 16, 2018
           File No. 000-28998

Dear Mr. Gaspar:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2017

Financial Statements
Notes to the Consolidated Financial Statements
1. General
C. Acquisitions and Investments, page F-13

1. We note a significant gain of $31 million recorded during 2017 relating to a reduction in the contingent consideration of an acquisition in 2015. Please tell us, and revise to disclose, the nature of the events that lead to the reduction in the contingent consideration and how the reduced amount was calculated or determined.
 Joseph Gaspar
Elbit Systems Ltd.
October 19, 2018
Page 2
6. Investments in Affiliated Companies, Partnership and Other Companies , page F-35

2. Please revise note 6 to clearly identify the investments for which you use a fair value method and those for which you use the equity method. In this regard, we note that companies E and G are not included in the table of equity in the earnings of affiliates on page F-36. We further note that company G is accounted for at fair value per the disclosure in footnote (7) on page F-36; however, there is no statement of the accounting for company E. Please advise.
Form 6-K furnished August 16, 2018

Consolidated Statements of Income, page 10

3. Given the significance of the $45 million in other income recorded during the three months ended June 30, 2018, please provide further details on the gains recorded as a result of third-party investments in your subsidiaries. Your response should include your ownership of the subsidiaries, whether you still control the subsidiaries after the third-
         party investments, the nature of the transactions that resulted in the gains, the calculation of the gains and the accounting literature upon which you relied in recognizing the gains.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJoseph Gaspar                                 Sincerely,
Comapany NameElbit Systems Ltd.
                                                                Division of
Corporation Finance
October 19, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName